Exhibit 12

CREDIT SUISSE (USA), INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

	For the Year Ended December 31,
	2005	2004	2003	2002		2001
Earnings:
Income (loss) before provision for income taxes(1)	$1,141	$1,826	$569	$(481)		$(464)
Add: Fixed Charges
Interest expense (gross)	10,996	5,731	4,447	5,436		9,923
Interest factor in rents	168	161	159	167		187
Total fixed charges from continuing operations	11,164	5,892	4,606	5,603		10,110
Subtract: Minority interests(2)	959	642	—	—		—
Earnings before fixed charges and provision for income taxes	$11,346	$7,076	$5,175	$5,122		$9,646
Ratio of earnings to fixed charges	1.02	1.20	1.12	0.91	(3)	0.95	(4)

(1)                 Income (loss) from continuing operations before provision (benefit) for income taxes, minority interests, discontinued operations, extraordinary item and cumulative effect of change in accounting principle.

(2)                 Related to the Company’s consolidation of certain private equity funds.

(3)                 The dollar amount of the deficiency in the ratio of earnings to fixed charges was $481 million for the year ended December 31, 2002.

(4)                 The dollar amount of the deficiency in the ratio of earnings to fixed charges was $464 million for the year ended December 31, 2001.

(5)                 The ratio of earnings to fixed charges was calculated by dividing the total fixed charges from continuing operations into earnings before fixed charges and provision for income taxes.